Exhibit 99.1

March 27, 2009	TSX: QC NYSE AMEX/AIM: QCC

QUEST CAPTIAL REPORTS FOURTH QUARTER AND FULL YEAR AUDITED 2008 RESULTS
Equity and balance sheet position maintained

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian Mortgage Investment Corporation (“MIC”), today reported its financial results for the three and twelve months ended December 31, 2008.

FULL YEAR 2008
•	Through a privately placed preferred share issue in December 2008, $40 million was raised thereby strengthening Quest’s liquidity. A portion of this issue was used to reduce bank debt.
•	Book value per share as at December 31, 2008 was $1.98, the same as at December 31, 2007.
•	Quest’s assets increased $58.5 million or 18% to $384.2 million at December 31, 2008 compared to $325.7 million a year earlier.
•	Net income was $22.8 million compared to $23.7 million in 2007. The 2008 results include a specific allowance for loan losses of $13.7 million compared to $nil in 2007.
•	Diluted earnings per share were $0.16 in 2008, the same as in 2007.

“Quest finished the year with equity of $291 million and a modest debt to equity ratio of 0.3 to 1.” said Stephen Coffey, President and Chief Executive Officer. “The Company’s conservative financial structure allowed it to remain profitable in both the fourth quarter and the full year, notwithstanding the rapid economic deceleration in the second half of 2008.”

Mr. Coffey added “However, this is not business as usual. Loan loss provisions increased to $13.7 million of which $10.7 million were recorded in the fourth quarter compared to $nil recorded in 2007. These provisions relate to 10 loans totaling $56.5 million. We also had another four impaired loans totaling $47.2 million for which we have not provided specific provisions because the estimated net realizable value of the collateral exceeded their carrying value. In light of these circumstances, we have decided not to pay executive bonuses for 2008. To address deteriorating market conditions, we have shifted our focus from loan origination to problem loan remediation and capital preservation. This is an appropriate strategy that we believe positions us to better withstand the current economic crisis.”

FOURTH QUARTER 2008
•	Bank debt paid down $27.6 million.
•	Net income was $1.8 million compared to $3.6 million in the fourth quarter of 2007.
•	Diluted earnings per share were $0.01 compared to $0.02 in the fourth quarter of 2007.
•
Interest income was $11.6 million an increase of 5% from $11.1 in the fourth quarter of 2007, while loans receivable at December 31, 2008 were $372.1 million an increase of $94.4 million or 34% over the $277.7 million at December 31, 2007.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624

DIVIDEND

“Reflecting our strategy to improve financial flexibility at this point in the cycle, we have decided not to pay our first quarter common share dividend,” said A. Murray Sinclair, Co-Chair. “This will not affect our taxable position as a MIC, as we have sufficient tax losses ($9.1 million), and other deductions that we can utilize to offset taxable income.” As a further measure to conserve liquidity, Mr. Sinclair also announced that “we intend to pay preferred share dividends in Quest common shares rather than in cash. These measures will allow us to accelerate debt repayment and reduce our leverage even more. This is a necessary and appropriate measure for the times. The decision not to pay 2008 executive bonuses underscores the strong alignment we have between ourselves and public shareholders. We are committed to reinstating the common share dividend as soon as possible.”

GOING FORWARD

Management has completed a full review of Quest’s loan portfolio as at December 31, 2008.  This review enabled the Company to estimate the appropriate level of loan loss allowances and assisted management in developing an appropriate 2009 plan.  This plan calls for management to concentrate on curing problem loans and monetizing the portfolio.

In light of this focus, Mr. Coffey said Quest has “delayed indefinitely our application to become a deposit-taking institution. We believe shareholder value is best served currently by re-directing all of our efforts to collection and loan remediation rather than fractionalizing ourselves to complete this rigorous licensing process. In support of our current priority, we have increased staffing in our collection and problem loan remediation department and have undertaken measures to reduce overhead. Through these measures and by monetizing the portfolio and other means, we plan to accelerate bank debt repayments during 2009.”

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Co-Chair, Stephen Coffey, President and Chief Executive Officer and Jim Grosdanis, Chief Financial Officer. It will begin at 10:00 am Eastern Daylight Savings Time on Monday, March 30th, 2009 and can be accessed by dialing (416) 644-3417.  The call will be recorded and a replay made available for one week ending Monday, April 6, 2009 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 21301582 followed by the number sign.

ABOUT QUEST
Quest is a Mortgage Investment Corporation (“MIC”), whereby dividends paid serve to reduce the Company’s taxable income and are taxed as interest in the hands of its shareholders. A MIC must comply with specific rules on an ongoing basis to maintain its tax benefitted status.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

IN CANADA:                                                                                                AIM NOMAD:
Stephen Coffey, President & CEO                                                            Canaccord Adams Limited
(P): (416) 367-8383 (F):(416) 367-4624                                                        Ryan Gaffney or Ryan Cohen
       (P): 011 44 20 7050 6500
A. Murray Sinclair, Co-Chairman
(P): (604) 687-8378 (Toll Free): (800) 318-3094

This news release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s ability to position itself to withstand the current economic crisis, estimates of appropriate levels of loan loss allowances and our 2009 plan, as well as future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.